UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 17, 2022

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In the Matter of

Trinity Acquisition Corporation   **ORDER DECLARING REGISTRATION**
Unit 1903-4, 303 Hennessy Road   **STATEMENT ABANDONED UNDER THE**
Wanchai, Hong Kong   **SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-254100

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Trinity Acquisition Corporation filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Trinity Acquisition Corporation has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 17, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Acting Office Chief